UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

James V. Barnes

Terry J. Barnes

14 Sologne Circle

Little Rock, Arkansas 72223

(501) 940-0659

H. Watt Gregory, III

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	06777U101

1		NAME OF REPORTING PERSONS James V. Barnes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
0
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,565,000 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH:	10	SHARED DISPOSITIVE POWER
2,565,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,565,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%(2)
14		TYPE OF REPORTING PERSON
IN

(1) Includes 2,565,000 shares that are held jointly with Terry J. Barnes, Mr. Barnes’s spouse, as to which Mr. and Mrs. Barnes have shared voting and dispositive power.

(2) Calculated based on 51,378,913 issued and outstanding shares of Barnes & Noble Education, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 9, 2021.

CUSIP No.	06777U101

1		NAME OF REPORTING PERSONS Terry J. Barnes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
0
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,565,000 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH:	10	SHARED DISPOSITIVE POWER
2,565,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,565,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%(2)
14		TYPE OF REPORTING PERSON
IN

(1) Includes 2,565,000 shares that are held jointly with Mr. Barnes, as to which Mr. and Mrs. Barnes have shared voting and dispositive power.

(2) Calculated based on 51,378,913 issued and outstanding shares of the Issuer’s common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 9, 2021.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 2 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2019 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on March 23, 2020 (as amended, the “Amendment No. 1 to Schedule 13D”), by James V. Barnes and Terry J. Barnes. All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

There have been no material changes to the information last reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

There have been no material changes to the information last reported in Item 2 of the Original Schedule 13D with respect to the identity and background of the reporting persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no material changes to the information last reported in Item 3 of the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

“Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired all of the shares of Common Stock reported in this Statement over time through open market purchases or pursuant to the exercise of put options by the counterparties thereto. Between the date of filing of the Amendment No. 1 to Schedule 13D and the date of this Amendment No. 2, the Reporting Persons have net disposed of 526,884 shares of the Common Stock.

As of the date of this Amendment No. 2, the Reporting Persons are short 1 put option contract expiring in 2021 with an exercise price of $5.00 per share, and will be required to purchase additional shares of Common Stock pursuant to such option if exercised by the counterparties thereto.

The purpose of this Amendment No. 2 is to report the sale of certain shares of the Issuer’s Common Stock by the Reporting Persons. As a result of such sales, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. As such, the filing of this Amendment No. 2 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons beneficially owned 2,565,000 shares of Common Stock, which represents 4.99% of the outstanding Common Stock.

(b) The Reporting Persons have shared voting and dispositive power over all shares of Common Stock beneficially owned by the Reporting Persons. Neither of the Reporting Persons have sole voting or dispositive power with respect to any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Purchased/(Sold)	Price Per Share ($)	Manner Effected
3/19/2021	(5,000)	$9.41	Open Market
3/19/2021	(6,000)	$9.47	Open Market
3/19/2021	(5,000)	$9.42	Open Market
3/19/2021	(5,000)	$9.33	Open Market
3/18/2021	(3,375)	$9.03	Open Market
3/17/2021	(6,000)	$9.34	Open Market
3/17/2021	(7,445)	$9.36	Open Market
3/17/2021	(5,555)	$9.24	Open Market
3/15/2021	(5,000)	$9.49	Open Market
3/15/2021	(59)	$1.06	*
3/12/2021	(1,625)	$9.18	Open Market
3/12/2021	(3,946)	$9.09	Open Market
3/12/2021	(7,000)	$9.07	Open Market
3/12/2021	(5,000)	$9.01	Open Market
3/12/2021	(6,000)	$9.13	Open Market
3/12/2021	(5,000)	$9.04	Open Market
3/12/2021	(88)	$1.38	Open Market
3/11/2021	(8,054)	$9.01	Open Market
3/11/2021	(5,000)	$8.94	Open Market
3/11/2021	(5,000)	$8.98	Open Market
3/11/2021	(7,000)	$8.82	Open Market
3/11/2021	(6,000)	$8.91	Open Market
3/11/2021	(5,001)	$8.59	Open Market
3/11/2021	(9,000)	$9.04	Open Market
3/11/2021	(6,000)	$8.88	Open Market
3/11/2021	(6,000)	$8.91	Open Market
3/11/2021	(6,000)	$8.96	Open Market
3/11/2021	(8,000)	$8.39	Open Market
3/11/2021	(5,555)	$8.65	Open Market
3/11/2021	(7,000)	$8.88	Open Market
3/11/2021	(4,444)	$8.86	Open Market
3/11/2021	(6,000)	$8.55	Open Market
3/11/2021	(22)	$0.85	*
3/11/2021	(22)	$0.85	*
3/11/2021	(34)	$0.90	*
3/11/2021	(18)	$0.90	*
3/11/2021	(16)	$0.90	*
3/11/2021	(4)	$0.90	*
3/11/2021	(7)	$0.90	*
3/11/2021	(4)	$0.90	*
3/11/2021	(5)	$0.90	*
3/11/2021	(99)	$0.92	*
3/11/2021	(44)	$0.85	*
3/11/2021	(21)	$1.20	*
3/11/2021	(59)	$1.20	*
3/11/2021	(8)	$1.20	*
3/10/2021	(5,000)	$8.14	Open Market
3/10/2021	(5,000)	$8.19	Open Market
3/10/2021	(5,000)	$8.11	Open Market
3/10/2021	(14)	$0.30	*
3/10/2021	(28)	$0.30	*

Transaction Date	Shares Purchased/(Sold)	Price Per Share ($)	Manner Effected
3/10/2021	(13)	$0.30	*
3/10/2021	(33)	$0.80	*
3/10/2021	(16)	$0.80	*
3/10/2021	(17)	$0.80	*
3/8/2021	(4)	$0.25	*
3/8/2021	(40)	$0.50	*
3/8/2021	(20)	$0.50	*
3/8/2021	(20)	$0.50	*
3/8/2021	(19)	$0.45	*
3/8/2021	(18)	$0.45	*
3/8/2021	(38)	$0.45	*
3/1/2021	(5,000)	$7.30	Open Market
3/1/2021	(16)	$1.25	*
3/1/2021	(7)	$1.25	*
3/1/2021	(8)	$1.25	*
3/1/2021	(2)	$1.25	*
3/1/2021	(20)	$1.25	*
3/1/2021	(2)	$1.25	*
3/1/2021	(7)	$1.25	*
3/1/2021	(19)	$1.25	*
3/1/2021	(3)	$1.25	*
3/1/2021	(1)	$1.25	*
3/1/2021	(3)	$1.25	*
3/1/2021	(5)	$1.25	*
3/1/2021	(1)	$1.25	*
3/1/2021	(1)	$1.25	*
3/1/2021	(4)	$1.25	*
3/1/2021	(14)	$1.05	*
3/1/2021	(28)	$1.05	*
3/1/2021	(13)	$1.05	*
2/26/2021	6,000	$6.31	Open Market
2/26/2021	(13)	$1.00	*
2/26/2021	(12)	$1.00	*
2/26/2021	(25)	$1.00	*
2/26/2021	(35)	$1.15	*
2/22/2021	(7,000)	$7.99	Open Market
2/22/2021	(8,000)	$7.89	Open Market
2/22/2021	(9,000)	$5.00	*
2/22/2021	90	$0.00	Assignment of Option
2/22/2021	(84)	$0.00	Expiration of Option
2/22/2021	(5)	$1.30	*
2/22/2021	(2)	$1.30	*
2/22/2021	(15)	$1.30	*
2/22/2021	(4)	$1.30	*
2/22/2021	(31)	$1.30	*
2/22/2021	(2)	$1.30	*
2/22/2021	(9)	$1.30	*
2/22/2021	(16)	$1.30	*
2/22/2021	(1)	$1.30	*
2/22/2021	(4)	$1.30	*
2/22/2021	(4)	$1.30	*
2/22/2021	(5)	$1.30	*
2/22/2021	(1)	$1.30	*

Transaction Date	Shares Purchased/(Sold)	Price Per Share ($)	Manner Effected
2/19/2021	74	$0.05	**
2/19/2021	10	$0.05	**
2/18/2021	(14)	$1.25	*
2/18/2021	(13)	$1.25	*
2/18/2021	(28)	$1.25	*
2/18/2021	(39)	$1.00	*
2/18/2021	(22)	$1.00	*
2/17/2021	(10,500)	$0.00	*
2/16/2021	(2,900)	$8.19	Open Market
2/16/2021	(99)	$1.05	*
2/12/2021	(1,600)	$8.13	Open Market
2/12/2021	(7,500)	$8.20	Open Market
2/12/2021	(5,000)	$8.11	Open Market
2/12/2021	(3,500)	$8.14	Open Market
2/12/2021	(1)	$0.85	*
2/12/2021	(45)	$0.80	*
2/12/2021	(66)	$1.80	*
2/12/2021	(17)	$1.30	*
2/12/2021	(33)	$1.30	*
2/12/2021	(15)	$1.30	*
2/11/2021	(5,000)	$7.89	Open Market
2/11/2021	(49)	$1.20	*
2/8/2021	(4,000)	$8.16	Open Market
2/8/2021	(5,000)	$8.24	Open Market
2/8/2021	(6,000)	$8.12	Open Market
2/8/2021	(3,334)	$7.97	Open Market
2/8/2021	(7,666)	$7.63	Open Market
2/8/2021	(45)	$1.80	*
2/8/2021	(28)	$1.25	*
2/8/2021	(5)	$1.30	*
2/8/2021	(14)	$1.25	*
2/8/2021	(13)	$1.25	*
2/8/2021	(30)	$1.20	*
2/8/2021	(15)	$1.20	*
2/8/2021	(15)	$1.20	*
2/5/2021	(6,000)	$7.55	Open Market
2/5/2021	(8,000)	$7.32	Open Market
2/5/2021	(9,000)	$7.10	Open Market
2/5/2021	(9,000)	$7.24	Open Market
2/5/2021	(33)	$1.35	*
2/5/2021	(17)	$1.35	*
2/5/2021	(15)	$1.35	*
2/5/2021	(37)	$0.95	*
2/5/2021	(18)	$0.95	*
2/5/2021	(19)	$0.95	*
2/5/2021	(33)	$0.90	*
2/4/2021	(28)	$1.25	*
2/4/2021	(14)	$1.25	*
2/4/2021	(13)	$1.25	*
2/3/2021	(4,900)	$6.66	Open Market
2/3/2021	(13)	$1.25	*
2/3/2021	(14)	$1.25	*
2/3/2021	(28)	$1.25	*

Transaction Date	Shares Purchased/(Sold)	Price Per Share ($)	Manner Effected
1/28/2021	(2,100)	$6.59	Open Market
1/28/2021	(4,000)	$6.44	Open Market
1/28/2021	(37)	$1.65	*
1/28/2021	(40)	$1.60	*
1/28/2021	(13)	$1.65	*
1/27/2021	(3,000)	$6.36	Open Market
1/27/2021	(4,223)	$6.19	Open Market
1/27/2021	(5,000)	$6.68	Open Market
1/27/2021	(7,000)	$6.36	Open Market
1/27/2021	(5,000)	$6.55	Open Market
1/27/2021	(9,000)	$6.94	Open Market
1/27/2021	(7,000)	$6.78	Open Market
1/27/2021	(9,000)	$6.72	Open Market
1/27/2021	(9,000)	$6.79	Open Market
1/27/2021	(6,000)	$5.85	Open Market
1/27/2021	(7,777)	$5.77	Open Market
1/27/2021	(3,000)	$5.63	Open Market
1/27/2021	(6,000)	$6.66	Open Market
1/27/2021	(5,000)	$5.48	Open Market
1/27/2021	(33)	$1.80	*
1/27/2021	(40)	$0.95	*
1/27/2021	(20)	$0.95	*
1/27/2021	(20)	$0.95	*
1/27/2021	(16)	$0.85	*
1/27/2021	(33)	$0.85	*
1/27/2021	(17)	$0.85	*
1/25/2021	(5,000)	$5.41	Open Market
1/25/2021	(3,598)	$5.29	Open Market
1/25/2021	(33)	$0.60	*
1/25/2021	(15)	$0.40	*
1/25/2021	(17)	$0.60	*
1/25/2021	(16)	$0.60	*
1/25/2021	(25)	$0.55	*
1/25/2021	(13)	$0.55	*
1/25/2021	(12)	$0.55	*
1/25/2021	(30)	$0.40	*
1/25/2021	(15)	$0.40	*
1/19/2021	(3,500)	$2.50	Assignment of Option
1/19/2021	35	$0.00	Assignment of Option

* Shares of Common Stock were disposed by the Reporting Persons in connection with the exercise of options.

**Shares of Common Stock were acquired by the Reporting Persons in connection with the exercise of options.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There have been no material changes to the information last reported in Item 6 of the Original Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

There have been no material changes to the information last reported in Item 7 of the Original Schedule 13D, except that the Agreement as to Joint Filing dated as of October 28, 2019, filed as Exhibit A to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

/s/ James V. Barnes
James V. Barnes

/s/ Terry J. Barnes
Terry J. Barnes